Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 8, 2016

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016, or the Prospectus; Supplement No. 1 dated May 18, 2016; Supplement No. 2 dated May 24, 2016; Supplement No. 3 dated August 16, 2016; Supplement No. 4 dated September 13, 2016; Supplement No. 5 dated September 19, 2016; Supplement No. 6 dated November 15, 2016 and Supplement No. 7 dated November 28, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this supplement is to update disclosure regarding:

•	the appointment and biography of one of our directors, Robert C. Lieber; and

•	the conflicts of interest faced by our executive officers and some of our directors as a result of their positions with affiliated entities.

Board of Director Changes

On May 21, 2016, our board of directors appointed Rober C. Lieber to replace Jonathan Cohen as a director, subject to, and effective upon, the closing of the proposed acquisition of Resource America, Inc. (“Resource America”), the indirect parent corporation of our sponsor and our advisor, by C-III Capital Partners LLC (“C-III”), a commercial real estate services company engaged in a broad range of activities, including primary and special loan servicing, loan origination, fund management, CDO management, principal investment, investment sales and multifamily property management. On September 8, 2016, Resource America was acquired by C-III pursuant to an Agreement and Plan of Merger dated as of May 22, 2016. As a result, Mr. Lieber became one of our directors on September 8, 2016, replacing Mr. Cohen.

Robert C. Lieber has served as an Executive Managing Director of both C-III and Island Capital Group, LLC, of which Anubis Securities LLC is a wholly-owned subsidiary, since July 2010, after having served under New York City Mayor Michael R. Bloomberg as Deputy Mayor for Economic Development since January 2007. Prior to joining the Bloomberg administration, Mr. Lieber was employed by Lehman Brothers Holdings Inc. for 23 years, serving most recently as a Managing Director of a real estate private equity fund and previously as the Global Head of Real Estate Investment Banking. Mr. Lieber also serves as a director of ACRE Realty Investors Inc., a publicly-traded commercial real estate company, and as a director of Tutor Perini Corporation, a publicly-traded general contracting and construction management company. He served as a board member and secretary of the board as well as a trustee for the Urban Land Institute and formerly served as chairman of the Zell-Lurie Real Estate Center at The Wharton School, University of Pennsylvania. Mr. Lieber received a Bachelor of Arts from the University of Colorado and a Master of Business Administration from The Wharton School, University of Pennsylvania.

Risks Related to Conflicts of Interest

The second risk factor appearing on page 33 of the Prospectus is hereby replaced in its entirety by the following:

“Our executive officers and some of our directors face conflicts of interest related to their positions in our advisor and its affiliates, including our dealer manager, which could hinder our ability to implement our business strategy and to generate returns to you.

Our executive officers and some of our directors are also executive officers, directors, managers and key professionals of our advisor, our dealer manager and other affiliated Resource Real Estate and C-III Capital Partners LLC entities. Their loyalties to these other entities could result in actions or inactions that breach their fiduciary duties to us and are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.”